NEWS RELEASE

                                     RELEASE DATE:    April 29, 1997

                                                      Joy Schaefer
                                                      (714) 727-1065

                                     CONTACT:         Cecilia A. Wilkinson
                                                      Pondel Parsons & Wilkinson
                                                      (310) 207-9300

[WFS FINANCIAL LOGO]
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WFS FINANCIAL INC ANNOUNCES FIRST QUARTER RESULTS AND OTHER RECENT DEVELOPMENTS


         Irvine, CA:      WFS Financial Inc (Nasdaq: WFSI), a leading national
automobile finance company, today announced net income of $8.6 million, or $0.34 per share, for the quarter ended March 31, 1997 compared with $9.3 million, or $0.36 per share, for the first quarter of 1996.

         Loss experience was 3.04% of serviced contracts during the first quarter of 1997 compared with 2.17% reported for the first quarter a year earlier, but was lower than the 3.25% reported for the fourth quarter of 1996. Contracts 30 days or more delinquent also declined to 1.44% at March 31, 1997 compared with 1.80% at December 31, 1996.

         "We have seen some improvement in credit quality from the previous quarter as we continue to take aggressive actions to address our higher loss experience and delinquency rate issues to ensure that credit quality returns to acceptable levels," said Joy Schaefer, WFS President and Chief Operating Officer.

         "We are continuing to strengthen our approach to asset quality by developing a centralized credit review function. This group will set credit policy, reunderwrite credit and direct the implementation of a credit score
card.   Coupled with additional collections staff and centralized asset recovery and remarketing functions, these initiatives will help us more effectively monitor our nationwide production and we anticipate realizing the full benefit of these efforts in the second half

April 29, 1997
WFS Financial Inc First Quarter Results
Page 2


of 1997," Schaefer said. "The high level of allowances we continue to maintain for credit losses both on and off the balance sheet underscores our confidence in the financial strength of the company," Schaefer added.

          During the first quarter of 1997, WFS adopted Statement of Financial Accounting Standards No. 125 ("SFAS 125") which requires that servicing rights be recorded separately from excess retained interests in securitizations. With the adoption of SFAS 125, off balance sheet reserves as a percent of contracts sold through securitization were 7.9% at March 31, 1997. Had SFAS 125 been in effect at December 31, 1996, the off balance sheet allowance for losses as a percent of contracts sold through securitizations would have been 8.0%. "While SFAS 125 did not create additional off balance sheet reserves, it clarified the accounting for such reserves so that our disclosure is now more consistent with how others have historically disclosed reserves." stated Schaefer.

         Servicing income, which is earned as WFS services contracts that have been securitized and sold, increased to $38.6 million for the quarter ended March 31, 1997 from $23.6 million for the same period a year earlier. Net interest income, which is earned before loans are securitized, increased to $12.8 million for the quarter from $11.6 million for the 1996 first quarter.

         Provision for credit losses for the quarter ended March 31, 1997 totaled $3.3 million compared with $5.2 million for the prior year period. The decline was due primarily to a smaller on balance sheet portfolio rather than a decline in the allowance for credit losses, which remained at 3.1% for the same respective periods.

         For the quarter ended March 31, 1997, originations of retail installment contracts totaled $552 million compared with $504 million a year earlier, a 10% increase. As a result, WFS' portfolio of serviced contracts increased to $3.2 billion at March 31, 1997 compared with $3.0 billion at the end of 1996.

April 29, 1997
WFS Financial Inc First Quarter Results
Page 3


         WFS continued its program of issuing auto loan asset-backed securities by securitizing $500 million of contracts during the first quarter of 1997. Since 1985, WFS has securitized $8.3 billion of automobile contracts. The company recorded $7.3 million of gain on sale of contracts in the first quarter of 1997 compared with $12.3 million in the first quarter of 1996 on $485 million of securitizations. The locked-in gross interest spread on the first quarter securitization declined to 8.83% from 9.22% for the securitization in the first quarter of 1996.

          Operating expenses for the quarter ended March 31, 1997 totaled $40.5 million compared with $39.1 million for the fourth quarter and $26.2 million for the same period a year earlier. "Our financial performance reflects the residual impact of our ambitious expansion program during 1996 and the continued aggressive automation and centralization programs designed to position our company with the capacity for sustained, more profitable future growth," Schaefer said. "We expect to see improvement in operating expenses during the second half of 1997 as our automation and centralization programs are completed and redundant systems are eliminated."

         In other matters, WFS announced that the Board of Directors of its parent company, Western Financial Bank, has authorized its Investment Committee to repurchase up to 800,000 shares of WFS stock. WFS also announced the departure of Lee Thyer, Senior Executive Vice President, Branch Division, and a Director. The Branch Division will now report directly to the President, Joy Schaefer.

         WFS is a consumer finance company specializing in the purchase, securitization and service of prime credit quality automobile contracts. WFS currently purchases contracts in California and 31 other states from 141 office locations.

         This news release contains forward-looking statements including, but not limited to, estimates of the impact of future losses and operating costs to future periods that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, including that the systems and initiatives, which the company is undertaking, do not achieve their intended results. Additional risks which may affect the company's future performance are detailed under the

April 29, 1997
WFS Financial Inc First Quarter Results
Page 4


caption "Forward-Looking Statements" in the business section in the company's annual report on Form 10-K for the year ended December 31, 1996, which was filed with the Securities and Exchange Commission.

                                     # # #

                       WFS FINANCIAL INC AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)



                                                                           MARCH 31,             DECEMBER 31,
                                                                             1997                    1996
                                                                          ------------           ------------
ASSETS

Short term investments                                                    $134,239,766           $109,237,133
Contracts receivable (1)                                                    46,426,596             53,287,645
Contracts held for sale (1)                                                222,955,599            186,302,823
Allowance for credit losses                                                 (8,260,560)            (7,647,986)
                                                                          ------------           ------------
   Contracts receivable, net                                               261,121,635            231,942,482
Amounts due from trusts                                                    217,109,496            191,469,153
Retained interest on securitized assets                                    135,113,266            121,597,461
Furniture, fixture and equipment                                            18,685,185             16,904,239
Accrued interest receivable                                                  1,368,515              1,517,682
Other assets                                                                 3,482,217              2,903,507
                                                                          ------------           ------------
                                                                          $771,120,080           $675,571,657
                                                                          ============           ============
LIABILITIES

Senior note payable                                                       $125,000,000           $125,000,000
Amounts held on behalf of trustee                                          476,934,494            393,449,007
Other liabilities                                                           13,480,985              9,431,124
                                                                          ------------           ------------
                                                                           615,415,479            527,880,131

SHAREHOLDERS' EQUITY

Common stock, no par value; authorized 50,000,000 shares;
   issued and outstanding 25,684,168 shares in 1997 and 1996                73,123,054             73,123,054
Additional paid-in capital                                                   4,000,000              4,000,000
Retained earnings                                                           79,200,162             70,568,472
Unrealized loss on securities available for sale, net of tax                  (618,615)
                                                                          ------------           ------------
                                                                           155,704,601            147,691,526
                                                                          ------------           ------------
                                                                          $771,120,080           $675,571,657
                                                                          ============           ============


(1)  Net of unearned discount

                       WFS FINANCIAL INC AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)



                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                            ---------------------------
                                                               1997            1996
                                                            -----------     -----------
REVENUES:
Servicing income                                            $38,646,975     $23,590,739
Net interest income                                          12,827,351      11,640,904
Gain on sale of contracts                                     7,344,187      12,287,362
                                                            -----------     -----------
TOTAL REVENUES                                               58,818,513      47,519,005

EXPENSES:
Provision for credit losses                                   3,304,023       5,187,000
Operating expenses                                           40,505,251      26,176,593
                                                            -----------     -----------
TOTAL EXPENSES                                               43,809,274      31,363,593
                                                            -----------     -----------

INCOME BEFORE INCOME TAXES                                   15,009,239      16,155,412
Income taxes                                                  6,377,549       6,835,791
                                                            -----------     -----------
NET INCOME                                                  $ 8,631,690     $ 9,319,621
                                                            ===========     ===========

NET INCOME PER COMMON SHARE                                       $0.34           $0.36
                                                            ===========     ===========

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING                                         25,684,168      25,684,168
                                                            ===========     ===========

                       WFS FINANCIAL INC AND SUBSIDIARIES
                   OTHER SELECTED FINANCIAL DATA (UNAUDITED)



                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                    -------------------------------
                                                        1997               1996
                                                    ------------       ------------
CONTRACT ORIGINATIONS                               $552,305,883       $504,122,456
                                                    ============       ============
CONTRACT SECURITIZATIONS                            $500,000,000       $485,000,000
                                                    ============       ============


SERVICED DELINQUENCY                                         MARCH 31, 1997                         DECEMBER 31, 1996
                                                    -------------------------------         -------------------------------
                                                     NUMBER OF                                NUMBER OF
                                                     CONTRACTS           AMOUNT               CONTRACTS          AMOUNT
                                                    ------------     --------------         ------------     --------------
                                                         358,659     $3,215,105,123              341,486     $3,046,584,858
                                                    ============     ==============         ============     ==============
Serviced Portfolio (1)
Period of delinquency
   31-59 days                                              3,409        $29,211,256                4,511        $38,173,395
   60-89 days                                              1,248         11,025,201                1,305         11,469,637
   90 days or more                                           667          5,954,619                  567          5,144,451
                                                    ------------     --------------         ------------     --------------
Total contracts delinquent                                 5,324        $46,191,076                6,383        $54,787,483
                                                    ============     ==============         ============     ==============
Delinquencies as a percentage of
  number and amount of contracts
  outstanding                                              1.48%              1.44%                1.87%              1.80%
                                                    ============     ==============         ============     ==============


SERVICED CONTRACT LOSS                                  THREE MONTHS ENDED
  EXPERIENCE                                                 MARCH 31,
                                                  ---------------------------------
                                                      1997               1996
                                                  --------------     --------------
Average contracts serviced during the
   period                                         $3,111,682,315     $2,297,590,290
                                                  ==============     ==============

Gross charge offs                                    $31,421,963        $18,424,666
Recoveries                                             7,798,167          5,942,772
                                                  --------------     --------------
Net charge offs                                      $23,623,796        $12,481,894
                                                  ==============     ==============
Net charge offs as a percentage of
   contracts outstanding during period                      3.04%              2.17%
                                                  ==============     ==============

(1) At end of period, net of unearned discount and includes contracts held for sale.